DSM Press Release

DSM, Corporat[redacted]
P.O. Box 6500,
Telephone (31)
Internet: www.d
E-mail : media.

DSM

50E

Heerlen (NL), 24 August 2007

DSM - Repurchase of shares (week 34)

Royal DSM N.V. has repurchased 1,084,729 of its own shares in the period from 16 August 2007 up to and including 22 August 2007 at an average price of EUR 35.89. This is in accordance with the second phase of the share buyback program, announced on 27 April 2007. The consideration of this repurchase was EUR 38.9 million.

The total number of shares repurchased under the second phase of this program to date is 12,478,386 shares for a total consideration of EUR 457.7 million.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

51E

SUPPL

Heerlen (NL) / Lexington (USA), 27 August 2007

DSM invests in food freshness device company

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has made an investment in Food Quality Sensor International Inc. (FQSI). FQSI is a US-based company which develops and commercializes novel technologies to detect the freshness levels of perishable foods. FQSI's advanced sensor technology will be incorporated in packaging concepts for fresh products such as meat and poultry. This is DSM's first equity investment in the field of Specialty Packaging, one of the Emerging Business Areas selected in DSM's strategy *Vision 2010 – Building on Strengths.*

FQSI's latest product SensorQ™ is a stick-on sensor label applied by the meat packer to the inside of meat and poultry packages. The label detects the gaseous byproducts of food-borne bacteria growing inside the package. The technology correlates to U.S. and international standards of meat and poultry spoilage and is the only concept known to date to be able to sense freshness of meat in a cost-effective way. FQSI is currently in the final stages of testing and validating SensorQ™ and expects to launch the product later this year.

The investment in FQSI provides DSM a window on the market in food packaging in the USA. Tony de Vrught, Vice President EBA Specialty Packaging: '*This is an important milestone for our activities in this new market. Next to our investment, FQSI will be one of the companies we will work with to develop intelligent packaging concepts.*'

Responding to trends such as growing food quality awareness, increasing interaction between a product and its packaging and upcoming changes in regulations, DSM's Specialty Packaging group is working on the development of breakthrough packaging solutions for food products with innovative barrier properties relating to freshness, release of odors, and the ability to monitor the history of the product.

FQSI

FQSI (www.FQSInternational.com) was incorporated in 2004, when The Charles Stark Draper Laboratory, Inc. partnered with key members of the Draper sensor technology development team, Navigator Technology Ventures and Marco Bonné, an entrepreneur and food industry executive, to commercialize its food spoilage sensor technology. FQSI develops and commercializes novel technologies to detect the freshness levels of perishable foods. FQSI's headquarters and laboratories are located in Lexington, Massachusetts.

DSM Venturing

DSM Venturing is an active investor in emerging companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END